Exhibit 99.1

Big Tree Cloud Holdings Limited Announces Implementation of Class A/B Share Structure and 1-for-20 Share Consolidation

SHENZHEN, China, Feb. 11, 2026 /PRNewswire/ -- Big Tree Cloud Holdings Limited (the “Company”) (NASDAQ: DSY) today announced that it held an extraordinary general meeting on January 30, 2026, at which the shareholders approved the consolidation of every 20 ordinary shares into one ordinary share and the adoption of a dual-class share structure (comprising Class A and Class B ordinary shares).The Company’s Class A ordinary shares are expected to begin trading on The Nasdaq Capital Market at the open of business on February 12, 2026, and will continue to trade under the symbol “DSY” and the new CUSIP number G1263B132.

Reverse Stock Split

The Reverse Stock Split has been approved by the Company’s shareholders and the Company’s board of directors. The ordinary shares were consolidated by consolidating each 20 ordinary shares of the Company, with such consolidated ordinary shares having the same rights and being subject to the same restrictions (save as to par value) as the existing ordinary shares.

No fractional shares were issued, and any fractional share interests resulting from the consolidation were rounded up to the next whole share. The Reverse Stock Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the rounding up of fractional shares.

Dual-Class Share Structure

Upon and immediately following the effectiveness of the Share Consolidation, the authorised share capital of the Company was changed from US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002 each to US$50,000 divided into 25,000,000 comprising 20,000,000 class A ordinary shares of par value of US$0.002 each and 5,000,000 class B ordinary shares of par value of US$0.002 each.

Upon and immediately following the effectiveness of the Dual-Class Share Structure, the shares of the Company were redesignated with immediate effect as follows:

(i)	the 3,500,000 issued ordinary shares of par value of US$0.002 each in the capital of the Company registered in the name of PLOUTOS GROUP LIMITED be redesignated as 3,500,000 issued class B ordinary shares of US$0.002 each (the Class B Ordinary Shares;

(ii)	the remaining 1,251,873 issued ordinary shares of par value of US$0.002 each in the capital of the Company registered in the names of various shareholders be redesignated as 1,251,873 issued class A ordinary shares of US$0.002 each;

(iii)	the 18,748,127 authorised but unissued ordinary shares of par value of US$0.002 each in the capital of the Company be redesignated as 18,748,127 authorised but unissued class A ordinary shares; and

(iv)	the 1,500,000 authorised but unissued ordinary shares of par value of US$0.002 each in the capital of the Company be redesignated as 1,500,000 authorised but unissued class B ordinary shares.

Concurrently, the company amended its memorandum and articles of incorporation to adjust the authorised share capital of the Company to US$50,000 divided into 25,000,000 comprising 20,000,000 class A ordinary shares of par value of US$0.002 each and 5,000,000 class B ordinary shares of par value of US$0.002 each. All outstanding options, warrants, and other securities granting holders the right to purchase or acquire ordinary shares, if any, will be adjusted in accordance with their respective terms.

Management Commentary

“Today marks a significant milestone as we implement a refined capital structure designed to support the next phase of growth for Big Tree Cloud,” stated a company spokesperson.“This share consolidation aims to establish a stronger market position for our stock. The introduction of a dual-class structure provides our management team with the stability needed to execute our long-term vision and strategy, focusing on driving innovation and sustainable value for all stakeholders. These proactive measures strengthen our corporate foundation and underscore our commitment to robust governance.”

About Big Tree Cloud

Founded in 2020, Big Tree Cloud is positioned as an international capital platform focused on industrial integration and strategic investment in China’s personal care industry. The Company is committed to empowering industries through capital operations. Currently, Big Tree Cloud is accelerating its expansion into the AI sector. This new business line aims to capture the growing market demand for AI skills, injecting fresh momentum into the Company’s development.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports its files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations Contact

Ting Yan

Phone: +86 15986815865

Email: yanting@bigtreeclouds.com